

October 14, 2010

James Lusk
Chief Executive Officer
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

> **Re: JA Energy**
> **Registration Statement on Form S-1**
> **Filed September 20, 2010**
> **File No. 333-169485**

Dear Mr. Lusk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;

- You are issuing penny stock;

- You have no operations, no assets, and no employees;

- You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and

- Your prospectus contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) of Regulation C and confirm that you will file post-effective amendments as required by Rule 419(d) and (e) of Regulation C. Please be advised that the offer must contain the terms set forth in Rule 419(e)(2) of Regulation C. Please revise your prospectus to describe these terms.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following our review of your response.

2. We note your disclosure on page three that Reshoot Production Company's directors and five largest shareholders, who own approximately 94% of the issued and outstanding shares [of Reshoot] decided it was in the best interest of Reshoot Production Co. and JA Energy shareholders to spin-off JA Energy…." We also note your disclosure on page 50 under the heading "Federal Securities Laws Consequences" that "because the shares received in the spin-off are not restricted securities, the holding period requirement of Rule 144 will not apply." Please provide us with your analyses supporting your conclusion that the directors and five largest shareholders of Reshoot Production Company receiving shares in the spin-off distribution are not affiliates such that the

shares they will receive will not be deemed "restricted securities," as defined by Rule 144(a)(3), and will not be subject to the holding requirements of Rule 144. Please refer to Staff Legal Bulletin No. 4, which is available on our website at www.sec.gov/interps/legal/slbcf4.txt, and Staff No-Action Letter regarding Valhi, Inc. (August 23, 1994).

3. Please revise your disclosure throughout the filing to state that you are currently a shell company. See Rule 405 of Regulation C. Please note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and no assets. See Rule 144(i) of the Securities Act. In addition, under an appropriate heading, please describe the qualifications and limitations of the Rule 144 safe harbor.

4. Please provide us your analysis as to whether Reshoot Production Company, as well as its directors and five largest shareholders, should be named as underwriters in the prospectus.

Registration Statement Cover Page

5. Please use the most recent registration statement cover page on your next amendment, which should indicate, among other things, whether you are filing the registration statement as a smaller reporting company or otherwise.

Prospectus Cover Page, page 1

6. Given that it appears you are registering the primary distribution of JA Energy common stock from Reshoot Production Company to the shareholders of the latter, rather than the resale of shares to the public from JA Energy's future shareholders, please revise your prospectus cover page to accurately reflect the nature of and participants in the offering. For example, please remove from your cover page the reference to common stock "held by stockholders" as well as the fifth paragraph, which also refers to "selling shareholders." With regard to the former, we also note your disclosure in the second paragraph that "JA Energy is currently a wholly-owned subsidiary of Reshoot Production Company…," indicating that you presently have only one shareholder. Please also comply with this comment throughout your prospectus, including under the heading "Selling Security Holders Distribution" on page 45.

7. We note your statement that you "expect to have an application filed with the National Association of Securities Dealers, Inc. for [y]our common stock to be eligible for trading on the OTC-Bulletin Board." Please revise your references to the OTCBB here and throughout your prospectus to clarify that you are seeking to be quoted, rather than traded, on the OTCBB, that the entity with which an application should made is the Financial Industry Regulatory Authority (FINRA), and that you cannot be certain that such application will be accepted.

8. Disclose on the prospectus cover page, as well as throughout your prospectus where referenced, the record date that you will use to determine which shareholders of Reshoot Production Company will receive shares of JA Energy as part of the spin-off transaction.

9. We note your statement that "after the distribution JA Energy and Reshoot Production Company will be independent public companies." We further note, based on your disclosure on page 3, that your five largest shareholders own approximately 94% of Reshoot Production and will own a similar percentage of JA Energy and that based on their conduct they appear to be acting as a control group. In view of the foregoing, it would appear that following the distribution JA Energy and Reshoot Production Company will be under common control and thus will be affiliates. Please tell us why you believe the companies will be independent if they are under common control.

Table of Comments, page 2

10. Please remove from your table of contents the sections that are not included in your prospectus (i.e., those sections contained in Part II of the registration statement).

About Us, page 6

11. Please describe under this heading, or provide a cross-reference to a more detailed discussion in your prospectus of, how your "varietal Jerusalem Artichoke…control[s] the expansion of the crop," how and by whom the "juice will be transported to a centrally processed plan to condense the juice to a syrup," and how and by whom the "syrup by-product of the harvest will be shipped to a modular distillation unit for processing into ethanol." Please also identify who owns and operates, or will own and operate, the modular distillation unit that you reference.

12. We note your statement that "JA Energy plans to use a patented varietal Jerusalem Artichoke to control the expansion of the crop." Please revise this statement to reflect that you have not yet applied for or obtained such a patent.

The Spin-Off and Plan of Distribution, page 6

Distribution Ratio, page 8

13. Your reference to 65,846,667 outstanding shares of Reshoot Production Company appears inconsistent with your disclosure on page three indicating that the distribution ratio is based on 47,033,334 of such shares outstanding. Please revise your disclosure accordingly.

Risk Factors, page 10

14. Please delete the reference under this heading to the Form S-1, given that the prospectus does not contain all of the information included in the registration statement. You may, however, refer to the prospectus, which forms a part of the registration statement.

8. Many of Our Current and Potential Ethanol Competitors…, page 13

15. Your disclosure under this heading that you will have to compete with others for supplies of corn appears inapplicable. In addition, the second to last sentence under this heading regarding data center outsourcing and the like also appears inapplicable. Please revise your disclosure accordingly.

9. If Ethanol Production Continues to Increase Without Offsetting Increases…, page 14

16. Your references to "distillers grains" under this heading and on pages 15 and 30 appear inapplicable to your business. Please revise your disclosure accordingly.

19. Our Common Shares Are Subject to the "Penny Stock" Rules of the SEC…, page 18

17. Please revise this heading, as well as the disclosure thereunder, to remove any suggestion that a trading market for your common stock currently exists.

Description of Business, page 26

18. We note that disclosure throughout your prospectus refers to an ethanol plant that you intend to construct and operate. Please disclose your anticipated cost of constructing this plant and when you anticipate the plant becoming fully operational.

19. Please expand your disclosure to address the direct and indirect costs associated with your process for producing oil from the Jerusalem artichoke, such as, among other things, the energy and raw materials required to cultivate and harvest the artichokes. In doing so, please address how your process compares economically to the production of other biofuels, such as corn, soy or nut-based biofuels as well as traditional petroleum. To the extent you believe that they are material to your proposed business, please also address any environmental issues associated with your process (e.g., generation of waste products, water usage and contamination, production of greenhouse gases, etc.). Finally, please revise and expand your Management's Discussion and Analysis disclosure to address the impact of these issues on your future results of operations and liquidity.

JA Energy Business Plan, page 26

20. We note your disclosure that "[m]anagement has earmarked land in…Nevada to begin its first planting." Please clarify the meaning of the term "earmarked" in this sentence, and indicate whether you presently have any rights to this land and, if so, describe them.

21. Disclose who owns and will operate the "harvesting machinery" referenced under this heading.

22. We note your disclosure that you have "developed a small…distiller than can convert the artichoke syrup into 1,000 gallons of ethanol per week." Please disclose the basis for this statement, e.g., whether you have already produced 1,000 gallons of ethanol per week from the smaller distiller. Please also clarify the meaning of the term "developed" in this sentence, and indicate when such distiller was developed. We note, for example, that equipment is not reflected on your most recent balance sheet.

23. We note that "Reshoot Production Company will help [you] develop a market for the artichoke by-product that is not used in the production of ethanol." Please identify the artichoke byproduct referenced here, and clarify how Reshoot Production will help you develop a market for such byproduct.

Jerusalem Artichoke, page 27

24. Your description of the Jerusalem artichoke and its conversion into ethanol is confusing. Please revise your disclosure to provide investors with a better understanding of the anatomy of the artichoke that you intend to convert into ethanol and the process you intend to use in order to achieve this objective. Please also define the terms "tubers" and "inulin."

Ethanol Pricing, page 29

25. Please supplementally provide us with your management's basis, including its calculations and its underlying data, for the statement that you "anticipate that the ethanol produced from Jerusalem Artichoke will cost [you] approximately $1.24 per gallon." Please note that we may have additional comments based on your response.

Sales and Marketing, page 30

26. Please explain what you mean by the following disclosure: "We shall be targeting local charities to assist us in the payment and operations of this facility."

Competition, page 30

27. Please provide us with the basis for your belief that you "will be able, if necessary, to sell some or all of [y]our products at lower prices because of efficiencies arising from the amount of sugar available in the Jerusalem Artichoke."

Federal Small Producer Credit, page 29

28. Please clarify whether the federal Small Ethanol Producer Credit is still available and whether the qualification standards remain at 2005 levels.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts, page 31

29. Please clearly state under this heading whether you currently have any intellectual or proprietary rights and, if so, describe them. If you do not have such rights, please revise your disclosure under this heading accordingly. In addition, please describe the manner in which your artichoke seeds are "enhanced."

Need for Government Approval or Principal Products or Services, page 32

30. We note that the "establishment of an ethanol plant…will [require you] to obtain and comply with various permitting requirements." Please describe these permitting requirements, including the process to obtain the permits, your estimate of how long each step of the process takes to complete, and identify your status within this process. See Item 101(h)(4)(viii) of Regulation S-K. Please also provide similar disclosure with regard to any other governmental approval that you must obtain before being able to produce and distribute your artichoke byproduct or ethanol.

Description of Property, page 33

31. Please describe the arrangement under which you are able to occupy your office space. See Item 102 of Regulation S-K. In this regard, we note your disclosure under the heading "Note 5. Related Party Transactions" on page F-9.

Legal Proceedings, page 33

32. Please disclose the reasons your management is negotiating to dissolve the LLC referenced under this heading and describe your relationship with the LLC such that you are subject to a potential claim against you. As currently described, this matter appears to involve a dispute between Mr. Lusk and the LLC and not JA Energy or Reshoot Production Company. In addition, please expand your disclosure to better describe the nature of the dispute and the basis for the amount you believe will be required to settle the dispute.

Directors, Executive Officers, Promoters and Control Persons, page 34

Directors and Executive Officers, page 34

33. Please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each board member should serve as a director at this time, in light of your business and structure. See Item 401(e) of Regulation S-K.

James Lusk, President/CEO/Director, page 34

34. Please briefly describe the nature of the business conducted by Green Global System, LLC, for whom Mr. Lusk worked as a managing member. In addition, please clarify in what manner Mr. Lusk "helped" write a book from 2007 to 2008.

Marc Schechtman, Director, page 35

35. Please briefly describe the nature of the business conducted by Custom Pack, Inc., for whom Mr. Schechtman continues to work as a business developer consultant.

Involvement in Certain Legal Proceedings, page 35

36. We note your disclosure with respect to the past five years. Please note that the required look-back period is 10 years. Accordingly, please revise your disclosure to indicate whether any of your directors or officers have been involved in the matters referenced under this heading during the past 10 years. See Item 401(f) of Regulation S-K.

Manner of Effecting the Distribution, page 42

37. Your statement under this heading that "[n]o Reshoot Production Company stockholder will not be required to pay any cash or other consideration for the shares of JA Energy Common Stock received in the Distribution…" appears inconsistent with the disclosure throughout your prospectus. Please revise your disclosure accordingly.

Where You Can Find More Information, page 54

38. Please provide the disclosure required by Items 101(h)(5)(i) and (ii) of Regulation S-K.

39. We note your disclosure that "[s]tatements contained in this prospectus regarding the contents of any contract or any other documents to which [you] refer are not necessarily complete" and "[i]n each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference." Please note that you may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Financial Statements

Note 9. Legal Proceedings, page F-13

40. You state herein and on page 33 that management is aware of one potential situation that could lead to the commencement of legal proceedings such that if the Company is unable to raise $94,000 to dissolve a LLC which formerly employed your President, you may face a potential claim. It is not clear whether it is probable a liability has been incurred at the date of the financial statements. Please advise and revise your filing accordingly as appropriate. Refer to ASC Topic 450-20-25-1 through 450-20-25-3 for guidance. If it is not probable, tell us why.

Undertakings, page II-3

Item 28. Undertakings, page II-3

41. Please tell us why you believe the undertakings set forth in Item 512(a) of Regulation are applicable to the subject offering.

Signature Page

42. You have failed to properly execute the signature page to your registration statement. In addition to being executed on your behalf, the registration statement must be signed individually by your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of your board of directors or persons performing similar functions. Please note that such corporate officers and directors must sign the amendment in such capacities in addition to one or more of them signing on behalf of the company. Please have your next amendment to the registration statement executed properly. Please refer to the signature page section of Form S-1 as well as Section 6(a) of the Securities Act of 1933, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas C. Cook, Esq.
       Law Offices of Thomas C. Cook (via facsimile to (702) 221-1963)